Exhibit (a)(5)(B)

January 22, 2021	Eli Lilly and Company

Lilly Corporate Center Indianapolis, Indiana 46285 U.S.A. +1.317.276.2000 www.lilly.com

For Release:	Immediately
Referto:	Mark Taylor; mark.taylor@lilly.com; (317) 276-5795 (Media) Kevin Hern; hern_kevin_r@lilly.com; (317) 277-1838 (Investors)

Lilly Completes Acquisition of Prevail Therapeutics

INDIANAPOLIS, IN – Eli Lilly and Company (NYSE:LLY) today announced the successful completion of its acquisition of Prevail Therapeutics Inc. (NASDAQ: PRVL). The acquisition establishes a new modality for drug discovery and development at Lilly, extending Lilly’s research efforts through the creation of a gene therapy program that will be anchored by Prevail’s portfolio of clinical-stage and preclinical neuroscience assets.

“We are pleased to complete the acquisition of Prevail and establish a gene therapy program at Lilly that has the potential to deliver transformative treatments for patients with neurodegenerative diseases such as Parkinson’s, Gaucher and dementia,” said Mark Mintun, M.D., vice president of pain and neurodegeneration research at Lilly.

The impact of this transaction will be reflected in Lilly’s 2021 financial results according to Generally Accepted Accounting Principles (GAAP). There will be no change to Lilly’s 2021 financial guidance for research and development expense or non-GAAP earnings per share as a result of this transaction.

The Offer and the Merger

The tender offer for all of the outstanding shares of common stock of Prevail at a price of (i) $22.50 per share, net to the seller in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (a “CVR”), which CVR represents the contractual right to receive a contingent payment of up to $4.00 per share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount, as further described below) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028 (the “Offer”), expired as scheduled at one minute past 11:59 p.m., Eastern time, on January 21, 2021. Computershare Trust Company, N.A., the depositary and paying agent for the Offer, has advised Lilly that 27,374,689 shares of Prevail common stock were validly tendered and not properly withdrawn in the Offer, representing approximately 79.8 percent of the shares of Prevail common stock outstanding. All of the conditions to the Offer have been satisfied, and on January 22, 2021, Lilly and its wholly-owned subsidiary, Tyto Acquisition Corporation, accepted for payment, and will promptly pay for, all shares validly tendered and not properly withdrawn in the Offer.

Following completion of the Offer, Lilly completed the acquisition of Prevail through the merger of Tyto Acquisition Corporation with and into Prevail, without a vote of Prevail’s stockholders pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with Prevail surviving the merger as a wholly-owned subsidiary of Lilly. In connection with the merger, each share of common stock of Prevail not validly tendered in the Offer (other than (1) shares owned by Prevail (or held in Prevail’s treasury) immediately prior to the effective time of the merger, (2) shares owned by Lilly, Tyto Acquisition Corporation or any other wholly owned subsidiary of Lilly immediately prior to the effective time of the merger or (3) shares held by any stockholder that was entitled to and has properly demanded statutory appraisal of such shares pursuant to, and who complied in all respects with, Section 262 of the Delaware General Corporation Law (the “DGCL”) and who, as of the effective time of the merger, had neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such shares) has been cancelled and converted into the right to receive the same (i) $22.50 per share in cash, without interest and less applicable tax withholding, plus (ii) one CVR, as will be paid for all shares that were validly tendered and not properly withdrawn in the Offer. Prevail’s common stock will be delisted from the NASDAQ Stock Market.

Under the terms of the agreement, Prevail stockholders were awarded one non-tradable CVR worth up to $4.00 per share in cash payable (subject to certain terms and conditions) upon the first regulatory approval for commercial sale of a Prevail product in one of the following countries: United States, Japan, United Kingdom, Germany, France, Italy or Spain. To achieve the full value of the CVR, such regulatory approval must occur by December 31, 2024. If such regulatory approval occurs after December 31, 2024, the value of the CVR will be reduced by approximately 8.3 cents per month until December 1, 2028 (at which point the CVR will expire). There can be no assurance any payments will be made with respect to the CVR.

About Eli Lilly and Company

Lilly is a global healthcare leader that unites caring with discovery to create medicines that make life better for people around the world. We were founded more than a century ago by a man committed to creating high-quality medicines that meet real needs, and today we remain true to that mission in all our work. Across the globe, Lilly employees work to discover and bring life-changing medicines to those who need them, improve the understanding and management of disease, and give back to communities through philanthropy and volunteerism. To learn more about Lilly, please visit us at www.lilly.com. C-LLY

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements about Lilly’s acquisition of Prevail Therapeutics Inc. (“Prevail”), regarding contingent consideration amounts and terms, regarding Prevail’s product candidates and ongoing preclinical development, regarding Lilly’s development of a potential gene therapy program, and regarding Lilly’s expected 2021 financial guidance and the impact of the acquisition on research and development expense and non-GAAP earnings per share. It reflects current beliefs and expectations; however, as with any such undertaking, there are substantial risks and uncertainties in integration of acquisitions in drug research, development and commercialization, and in Lilly’s evaluation of its estimated financial results for 2021 and the impact of the acquisition. Actual results could differ materially due to various factors, risks and uncertainties. Among other things, there can be no guarantee that Lilly will realize the expected benefits of the acquisition that product candidates will be approved on anticipated timelines or at all, that Lilly will be successful in building a gene therapy program, that any products, if approved, will be commercially successful, that all or any of the contingent consideration will become payable on the terms described herein or at all, that Lilly’s financial results will be consistent with its expected 2021 guidance or that Lilly can reliably predict the impact of the acquisition on its 2021 financial guidance and results. For further discussion of these and other risks and uncertainties, see Lilly’s most recent Form 10-K and Form 10-Q filings with the United States Securities and Exchange Commission (the “SEC”). Except as required by law, Lilly does not undertake any duty to update forward-looking statements to reflect events after the date of this press release.

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